Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 5 Shacham St. North Industrial Park, Caesarea 3088900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com

Mazor Robotics Reports Record First Quarter 2017 Revenue which
Increases 83% Year-over-Year to $11.7 Million

- Recurring Revenue Increases 37% Year-over-Year -

- Solid Momentum Continues into Q2 2017 with Four System Purchase Orders to Date -

- Conference Call Today at 8:30 AM ET (3:30PM IST) -

CAESAREA, Israel – May 10, 2017 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a pioneer and a leader in the field of surgical guidance systems, reported record first quarter revenue of $11.7 million. As previously announced, the Company received purchase orders for six systems in the 2017 first quarter and ended the quarter with a backlog of 14 systems.

"Our first quarter of 2017 was highlighted by record first quarter revenue and expanded utilization of our Renaissance system installed base." commented Ori Hadomi, Chief Executive Officer.  "Our revenue growth was driven by two factors.  First, we supplied 12 Mazor X systems as we continued to process our 2016 year-end backlog.  Second, we had record utilization by our installed base during the quarter. The enthusiasm for the Mazor X continues, and to date we have received four purchase orders for the Mazor X in the second quarter of 2017".

FIRST QUARTER 2017 FINANCIAL RESULTS ON IFRS BASIS ("GAAP")

Revenue for the three months ended March 31, 2017 increased 83% to $11.7 million compared to $6.4 million in the year-ago first quarter. U.S. revenue increased 100% to $11.2 million compared to $5.6 million in the year-ago first quarter, as the Company recognized revenue from 12 Mazor X systems, compared to four Renaissance systems in the 2016 first quarter. The Company ended the quarter with a backlog of 14 systems; revenue from these systems is expected to be recorded in 2017.  International revenue was $0.5 million compared to $0.8 million in the year-ago first quarter. Recurring revenue from kit sales, services and others increased 37% to $5.2 million in the first quarter of 2017, compared to $3.8 million in the year-ago first quarter. The growth is attributed mainly to the increase of the installed base.

The Company's gross margin for the three months ended March 31, 2017 was 64.6% compared to 74.2% in the year-ago first quarter. This expected decrease is attributed mainly to discounted pricing to the Company's Mazor X distribution partner, the higher manufacturing costs of the Mazor X compared to the Renaissance system, and the inclusion of two Renaissance trade-ins to Mazor X.  Total operating expenses were $13.3 million compared to $10.0 million in the year-ago first quarter primarily reflecting the Company's increased investments in sales and marketing activities. Operating loss was $5.7 million compared to an operating loss of $5.2 million in the year-ago first quarter. Net loss for the first quarter of 2017 was $5.2 million, or $0.11 per share, compared to a net loss of $5.1 million, or $0.12 per share, for the year-ago first quarter.

Cash generated by operating activities during the first quarter was $0.7 million compared to $2.9 million cash used in operating activities in the year-ago first quarter. As of March 31, 2017, cash, cash equivalents and investments totaled $63.9 million.

FIRST QUARTER 2017 FINANCIAL RESULTS ON NON-GAAP BASIS

The tables below include reconciliation of the Company's GAAP results to non-GAAP results. The reconciliation relates to non-cash expenses in the amount of $1.3 million with respect to amortization of intangible assets and to share-based expenses recorded in the first quarter of 2017. On a non-GAAP basis, the net loss in the first quarter of 2017 was $3.9 million, or $0.08 per share, compared to $4.2 million, or $0.10 per share, for the year-ago first quarter.

CONFERENCE CALL INFORMATION

The Company will host a conference call to discuss its first quarter financial results as well as recent corporate developments on May 10, 2017 at 8:30 AM EDT (3:30 PM IDT). Investors within the United States interested in participating are invited to call 888-298-3457.  Participants in Israel can use the toll-free dial-in number 1-80-924-5906. All other international participants can use the dial-in number 719-457-2689.

A replay of the event will be available for two weeks following the conclusion of the call. To access the replay, callers in the United States can call 1-866-375-1919 and reference the Replay Access Code: 8737181. All international callers can dial +1-719-457-0820, using the same Replay Access Code. To access the webcast, please visit www.mazorrobotics.com and select 'Investor Relations.'

Use of Non-GAAP Measures

In addition to disclosing financial results calculated in accordance with generally accepted accounting principles in conformity with International Financial Reporting Standards (GAAP), this press release contains Non-GAAP financial measures for gross profit, operating expenses, operating loss, net loss and basic and diluted earnings per share that exclude the effects of non-cash expense of amortization of intangible assets and share-based expenses. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company's performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare them to historical net income and earnings per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company's business internally and therefore decided to make these non-GAAP adjustments available to investors.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary technologies and products aimed at redefining the gold standard of quality care. Mazor Robotics Guidance System enables surgeons to conduct spine and brain procedures in an accurate and secure manner. For more information, please visit www.MazorRobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the Company's momentum for 2017, second quarter sales, the amount of and timing of recording of additional revenue from backlog, and other statements containing the words "believes," "anticipates," "plans," "expects," "will" and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor's annual report on Form 20-F filed with the SEC on May 1, 2017 and in subsequent filings with the SEC. For more details, refer to Mazor's SEC filings.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk - Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
212.850.6020; 646.445.4800

Tom Gibson - Financial Media Contact
tom@tomgibsoncommunications.com
201.476.0322

Mazor Robotics Ltd.
CONSOLIDATED STATEMENT OF INCOME
(in thousands, except per share data)

	Three month period
	ended March 31,
	2017 (Unaudited)	2016 (Unaudited)
Revenue	$11,719	$6,419

Cost of revenue	$4,149	$1,654

Gross profit	$7,570	$4,765

Operating costs and expenses:
Research and development, net	$1,792	$2,131
Selling and marketing	$9,893	$6,873
General and administrative	$1,571	$983
Total operating costs and expenses	$13,256	$9,987

Loss from operations	$(5,686)	$(5,222)

Financing income, net	$211	$175

Loss before taxes on income	$(5,475)	$(5,047)

Income tax expense (benefit)	$(243)	$65

Net loss	$(5,232)	$(5,112)

Net loss per share - Basic and diluted	$(0.11)	$(0.12)

Weighted average common shares outstanding - Basic and diluted	47,750	42,414

Mazor Robotics Ltd.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF
(U.S. Dollars in thousands)

	March 31,	December 31,
	2017	2016
	(Unaudited)	(Audited)
Current assets
Cash and cash equivalents	$25,896	$14,954
Short-term investments	32,654	37,862
Trade receivables	3,076	8,225
Other current assets	2,109	1,728
Inventory	5,777	4,715
Total current assets	69,512	67,484

Non-current assets
Long-term investments	5,366	9,017
Property and equipment, net	4,045	3,615
Intangible assets, net	2,176	2,258
Other non-current assets	980	351
Total non-current assets	12,567	15,241

Total assets	$82,079	$82,725

Current liabilities
Trade payables	$2,314	$5,018
Deferred revenue	5,879	4,031
Other current liabilities	9,998	8,462
Total current liabilities	18,191	17,511

Non-current liabilities
Employee benefits	403	325
Total non-current liabilities	403	325

Total liabilities	18,594	17,836

Equity
Share capital	125	124
Share premium	178,252	174,647
Capital reserve for share-based payment transactions	10,081	9,859
Foreign currency translation reserve	2,119	2,119
Accumulated loss	(127,092)	(121,860)
Total equity	63,485	64,889

Total liabilities and equity	$82,079	$82,725

Mazor Robotics Ltd.
CONSOLIDATED CASH FLOW STATEMENTS
 (U.S. Dollars in thousands)

	Three month period
	ended March 31,
	2017 (Unaudited)	2016 (Unaudited)
Cash flows from operating activities:
Loss for the period	$(5,232)	$(5,112)
Adjustments:
Depreciation and amortization	$342	$146
Finance income, net	$(50)	$(142)
Share-based payment	$1,201	$916
Income tax expense (tax benefit)	$(243)	$65
	$1,250	$985

Change in inventory	$(1,362)	$(25)
Change in trade and other accounts receivable	$4,771	$1,738
Change in prepaid lease fees	$(21)	$(10)
Change in trade and other accounts payable	$1,103	$(536)
Change in employee benefits	$78	$76
	$4,569	$1,243

Interest received	$72	$64
Income tax paid	$-	$(37)
	$72	$27
Net cash provided by (used in) operating activities	$659	$(2,857)

Cash flows from investing activities:
Proceeds from short-term investments, net	$8,957	$6,646
Investments in long-term investments	$(98)	$(496)
Purchase of property and equipment	$(809)	$(418)
Net cash provided by investing activities	$8,050	$5,732

Cash flows from financing activities:
Proceeds from exercise of share options and warrants, net	$-	$481
Proceeds from exercise of share options by employees	$2,259	$75
Net cash provided by financing activities	$2,259	$556

Net increase in cash and cash equivalents	$10,968	$3,431
Cash and cash equivalents at the beginning of the period	$14,954	$13,519
Effect of exchange rate differences on balances of
cash and cash equivalents	$(26)	$58
Cash and cash equivalents at the end of the period	$25,896	$17,008
Supplementary cash flows information:
Purchase of property and equipment in credit	$(148)	$(107)
Classification of inventory to fixed assets	$300	$-

Mazor Robotics Ltd.
 RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES
 (U.S. Dollars in thousands, except per share data)
(UNAUDITED)

	Three month period
	ended March 31,
	2017	2016
GAAP gross profit	$7,570	$4,765
Amortization of intangible assets	82	-
Share-based payments	53	36
Non-GAAP gross profit	$7,705	$4,801
GAAP gross profit as percentage of revenues	64.6%	74.2%
Non-GAAP gross profit as percentage of revenues	65.7%	74.8%

GAAP operating expenses	$13,256	$9,987
Share-based payments:
Research and development	$158	$150
Selling and marketing	$440	$520
General and administrative	$550	$210
Non-GAAP operating expenses	$12,108	$9,107

GAAP operating loss	$(5,686)	$(5,222)

Non-GAAP operating loss	$(4,403)	$(4,306)

GAAP net loss	$(5,232)	$(5,112)
Amortization of intangible assets	82	-
Share-based payments	$1,201	$916
Non-GAAP net loss	$(3,949)	$(4,196)

GAAP basic and diluted loss per share	$(0.11)	$(0.12)

Non-GAAP basic and diluted loss per share	$(0.08)	$(0.10)